Alan I. Annex, Esq.
Tel. 212.801.9323
Fax 212.801.6400
annexa@gtlaw.com

January 28, 2011

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Sirimal R. Mukerjee

Re:	RLJ Acquisition, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 7, 2011 File No. 333-170947

Dear Mr. Mukerjee:

On behalf of RLJ Acquisition, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated January 26, 2011 (the “Comment Letter”) regarding the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”), we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

With this letter, the Company is filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  Supplementally, we are delivering to Sirimal R. Mukerjee of the Division of Corporation Finance five copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes since the filing of Amendment No. 1 on January 7, 2011.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We remind you of comments 3, 5 and 26 in our letter dated December 30, 2010.

The Company acknowledges the Staff’s comment and has included all remaining exhibits with Amendment No. 2.  The Company will provide the pricing and quantity information in the final prospectus to be filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.  The Company supplementally advises the Staff that the Financial Industry Regulatory Authority is still in the process of reviewing the compensation allowable or payable to the underwriters.

Securities and Exchange Commission
January 28, 2011

Cautionary Note Regarding Forward-Looking Statements, page 42

2.
We note your response to comment 17 in our letter dated December 30, 2010 and reissue the comment. Please remove your disclosure indicating that the "statements contained in th[e] prospectus which are not statements of historical fact constitute forward-looking statements." You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature are forward-looking statements for the purposes of the federal securities laws. In addition, the Private Securities Litigation Reform Act of 1995 does not apply to statements that are made in connection with an initial public offering. See Section 27A of the Securities Act. Please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Related Party Transactions, page 53

3.
We note your response to comment 11 in our letter dated December 30, 2010. We further note your disclosure at page F-10 that "[based on the observable market prices, the Company believes that the purchase price of $0.75 per warrant for such warrants will exceed the fair value of such warrants on the date of the purchase... [and that] [t]he valuation is based on comparable initial public offerings by blank check companies in 2010." Please add the disclosure cited at page F-10 to this section.

The Company acknowledges the Staff’s comment and has added the disclosure cited at page F-10 to the Related Party Transactions section on page 54.

Exhibits and Financial Statement Schedules, page 11-3

4.
We note that, as applicable, please file execution and/or complete versions of your exhibits. For example, and without limitation, please file an executed version of your amended and restated articles of incorporation and legality opinion and a form of letter agreement with all material terms completed.

Securities and Exchange Commission
January 28, 2011

The Company acknowledges the Staff’s comment and has filed an executed legality opinion, and complete forms of each of the insider letter agreements, with Amendment No. 2.  The Company will file executed versions of all exhibits which have been filed as “forms of” as soon as they are signed (to the extent that the exhibits are signed prior to the effective date of the Registration Statement).  In the case of any exhibits that will not be signed until on or after the effective date, including the amended and restated articles of incorporation, the Company intends to file executed copies on a Form 8-K following the consummation of the offering.

*     *     *     *     *

Please do not hesitate to call me at (212) 801-9323 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

                Very truly yours,

                /s/ Alan I. Annex

                Alan I. Annex, Esq.

Copies to:	H. Van Sinclair
Thomas J. Ivey, Esq.